Exhibit 99.1

Media Release (Code: ASX: PRR; NASDAQ: PBMD)

13 October 2016

PRIMA TO PRESENT AT 2016 SOCIETY FOR

IMMUNOTHERAPY OF CANCER CONFERENCE

SYDNEY, AUSTRALIA—Prima BioMed Ltd (ASX: PRR; NASDAQ: PBMD) (“Prima”) announces that the submission titled “LAG-3Ig (IMP321) in combination with anti-PD-1 therapy” has been accepted for a presentation at the Society for Immunotherapy of Cancer (SITC)’s New Cancer Immunotherapy Agents in Development program.

This program, which is part of SITC 2016, is being held on Wednesday, November 9, 2016 at the Gaylord National Hotel & Convention Center in National Harbor, Maryland. Dr Frédéric Triebel, Prima’s Chief Medical & Scientific Officer, will deliver the presentation between 11:10am and 12:20pm.

About Prima BioMed

Prima BioMed is a globally active biotechnology company that is striving to become a leader in the development of immunotherapeutic products for the treatment of cancer. Prima BioMed is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximise value to shareholders.

Prima’s current lead product is IMP321, based on the LAG-3 immune control mechanism which plays a vital role in the regulation of the T cell immune response. IMP321, which is a soluble LAG-3Ig fusion protein, is an APC activator boosting T cell responses. IMP321 is currently in a Phase II clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC (clinicaltrials.gov identifier NCT 02614833) and in a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT 02676869). A number of additional LAG-3 products including antibodies for immune response modulation in autoimmunity and cancer are being developed by large pharmaceutical partners.

Prima BioMed is listed on the Australian Securities Exchange, and on the NASDAQ in the US. For further information please visit www.primabiomed.com.au.

For further information, please contact:

Australia Investor/Media:

Mr Matthew Gregorowski, Citadel-MAGNUS

+61 (2) 8234 0100; mgregorowski@citadelmagnus.com

U.S. Investors:

Matthew Beck, The Trout Group LLC

+1 (646) 378-2933; mbeck@troutgroup.com